Exhibit 99.1

Nano Labs Announces Early Repayment of Convertible Bonds to Enhance Risk

Management and Protect Investor Rights

HONG KONG, November 12, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced its decision to prepay all outstanding convertible bonds. This proactive move aims to mitigate risks associated with Bitcoin management and broader market volatility, while further reinforcing the Company’s operational resilience amid complex and evolving market conditions.

In light of heightened and persistent global economic uncertainty and continued fluctuations in digital-asset prices, Nano Labs has determined that early repayment will help safeguard corporate assets and secure investor interests. The prepayment will minimize its exposure to potential black swan events, enhance the Company’s financial flexibility, and support stable operations under various market scenarios.

According to the repayment plan, Nano Labs will return 300 BTC to each bondholder, along with an additional 4.5 BTC as compensation. All payments are scheduled be completed within 90 days, ensuring a smooth and orderly process consistent with the Company’s long-term sustainability goals.

Mr. Jianping Kong, Chairman and CEO of Nano Labs, commented: “Recent market volatility has prompted us to reinforce our risk-management framework and take further steps to protect investor interests. In this uncertain environment, we have a responsibility to those who have supported and believed in us. Nano Labs remains committed to maintaining a strong balance sheet and prudent risk controls, while continuing to pursue long-term growth and innovation in the Web 3.0 and computing-power sectors.”

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Contact:

Nano Labs Ltd
Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com